Felt+Fat

Data Appendix
2024



Ad Spend Growth & Efficiency

DTC

Efficiency has remained stable even as we doubled ad spend in 2023.



Ad Spend
Total Sales
MER
$1500K
$1000K
$500K
$K
12.0X
10.0X
8.0X
6.0X
4.0X
2.0X
0.0X
$139K
$807K
5.8X
$290K
$1292K
4.5X
2022
2023

*Note that due to relatively little spent on ads before 2022, data for 2021 and previous years is insufficient to produce useful information.

Average Order Value by Year

DTC

Sustained growth in basket size yearly, as a result of a well-optimized sets & bundles strategy.


$200
$180
$160
$140
$120
Average Order Value
$143
$174
$200
2021
2022
2023

Gross Sales by Order Type (%)

DTC

Bundles & Sets now make up >50% of total DTC sales, with less customers buying single pieces.



Singles
Mystery Boxes
Bundles & Sets
100%
75%
50%
25%
0%
62%
18%
20%
39%
22%
39%
31%
13%
56%
2021
2022
2023

Gross Sales by Order Type ($)

DTC

Mystery Boxes are launched quarterly and remain a key contributor to our sales mix.*


Singles
Mystery Boxes
Bundles & Sets
$1250K
$1000K
$750K
$500K
$250K
$K
$654K
$409K
$115K
$130K
$743K
$293K
$161K
$290K
$1224K
$384K
$155K
$685K
2021
2022
2023

*Note: we launched 1 less Mystery Box campaign in 2023 compared to the year prior, leading to a decline in YoY MB sales.

Yearly New Customer Growth

DTC

Positive customer growth in 2023, fueled by accelerated ad spend & optimized campaign calendar.


Repeat Customer Orders
New Customer Orders
8.0K
6.0K
4.0K
2.0K
.0K
5.0K
1.6K
3.4K
4.6K
1.6K
3.0K
6.4K
2.5K
3.9K
2021
2022
2023

Yearly New vs. Repeat Customer Orders

DTC

A strong base of loyal returning customers, while constantly driving new customers in the door.



Repeat Customer Orders %
New Customer Orders %
100%
75%
50%
25%
0%
32%
35%
39%
67%
65%
61%
2021
2022
2023

Pieces Per Order

DTC

Customers are buying more pieces from us per order than ever before, driving total volume growth.


Pieces Sold
Pieces Per Order
40,000
30,000
20,000
10,000
0
8.0
6.0
4.0
2.0
0.0
4.6
5.7
6.0
23,162
26,609
38,423
2021
2022
2023

Revenue Mix

DTC remains ~70% of our total revenue, with the remaining 30% coming from other channels.



100%
75%
50%
25%
0%
8%
8%
15%
70%
10%
18%
67%
9%
7%
18%
67%
FY2021
FY2022
FY2023
W/S Whitelabel
W/S Shops
W/S Hospitality
D2C

Revenue Summary

All of our sales channels experienced strong growth in 2023.



2,000,000
1,500,000
1,000,000
500,000
0
$75,322
$74,937
$140,746
$678,287
$50,034
$118,031
$212,038
$775,223
$172,245
$130,036
$360,614
$1,317,792
FY2021
FY2022
FY2023
W/S Whitelabel
W/S Shops
W/S Hospitality
D2C

Revenue Breakdown	2021			2022			2023		
	Gross Sales	**Qty Sold**	**$ / Piece**	**Gross Sales**	**Qty Sold**	**$ / Piece**	**Gross Sales**	**Qty Sold**	**$ / Piece**
D2C	$678,287	23,870	$28	$775,223	27,436	$28	$1,317,792	39,003	$34
Hospitality	$140,746	8,171	$17	$212,038	10,230	$21	$360,623	16,150	$22
Shops	$71,847	3,252	$22	$118,031	5,338	$22	$130,036	6,187	$21
Whitelabel	$75,322	5,665	$13	$50,034	3,056	$16	$172,245	2,339	$74
TOTAL	$966,201	40,958	$24	$1,155,326	46,060	$25	$1,980,696	63,679	$31

2023 Partnerships			
	Development Fees	**Product Sales**	**Total**
Houseplant	$18,590.00	$140,100.00	$158,690.00
Stray Pirate	$15,600.00	$48,570.00	$64,170.00
Underdog Apparel	NA	$46,485.75	$46,485.75
Phila Museum of Art	NA	$11,301.00	$11,301.00
Quiet Town	NA	$9,316.00	$9,316.00
Total			$289,962.75

Production Efficiency

New equipment and refined techniques lead to an increase in pieces produced per man hour.


8
6
4
2
0
2.2
2.4
4.8
6
7
2023
2024
2025
2026
2027

Future projections are not guaranteed

Financial Detail

	FY2023	FY2024	FY2025	FY2026	FY2027
	-	-	-	-	-
REVENUES	**1,983,944**	**2,223,870**	**3,651,238**	**4,954,363**	**7,045,711**
COST OF GOODS SOLD	**328,798**	**458,234**	**648,649**	**880,731**	**1,263,884**
GROSS PROFIT	**1,655,147**	**1,765,636**	**3,002,589**	**4,073,632**	**5,781,827**
PERSONNEL EXPENSES	1,004,795	1,220,379	1,454,403	1,764,893	2,476,732
OCCUPANCY EXPENSES	80,663	83,767	349,100	393,800	419,344
TRAVEL	22,277	86,809	46,400	57,922	70,248
INSURANCE	20,397	33,008	43,335	44,635	44,635
MARKETING	326,642	504,932	570,899	829,860	1,266,550
PROFESSIONAL FEES	137,470	169,429	200,000	260,000	239,000
OTHER SG&A	244,180	178,617	255,890	285,288	347,028
TOTAL EXPENSES	**1,836,423**	**2,276,940**	**2,920,027**	**3,636,398**	**4,863,538**
OPERATING PROFIT	**(181,276)**	**(511,304)**	**82,562**	**437,234**	**918,290**
OTHER INCOME	**51,247**	**20,000**	**30,000**	**-**	**-**
OTHER EXPENSES	**1,494**	**112**	**-**	**-**	**-**
EBIDTA	**(131,523)**	**(491,415)**	**112,562**	**437,234**	**918,290**
INTEREST	**79,225**	**108,025**	**89,399**	**83,833**	**77,970**
TAXES	**91**	**235**	**-**	**-**	**106,020**
DEPRECIATION & AMORTIZATION	**56,557**	**-**	**-**	**-**	**-**
NET INCOME	**(267,395)**	**(599,676)**	**23,164**	**353,400**	**734,299**

Future projections are not guaranteed

Key Performance Indicators

Pieces per man hour

Our investment in expanded production capabilities should bring down our PPM significantly even as we increase average worker pay.

Revenue Per Piece

As we scale production we also want to focus on optimizing product mix, pushing people towards more premium products and cutting out less profitable ones.

Loss Rate

The goal is maintain production with a 10% or lower rate of 'seconds' (sellable but discounted products) . 'Thirds' (unsellable) wares should be 1% or less.

Product Allocation Per Channel

Our priority is DTC > Hospitality > Whitelabel > Shops. Allocations may shift depending on channel performance but we have found this to be the optimal mix.

Customer Acquisition Cost

Because of our strategy of promotion through collaborations, ambassadors and restaurants, we can keep our CAC relatively low compared to many other brands.

Staff Turnover

We train and develop our production staff in house, it takes months if not years for individuals to reach peak efficiency, therefor prioritizing retention is a must.

2021 - 2023 Notes

2021 - 2022

Staffing: Our number of full time employees doubled from 9 to 18 year over year. The majority of new staff come with little skill and are trained in-house, while it takes time for them to gain necessary skills, we have enjoyed a high employee retention rate.

Occupancy: Additional space was leased in our current building to separate offices and fulfillment from production.

Professional fees: Ceramic engineering consultants were engaged to help source equipment and plan expanded production. A fractional head of digital growth was also brought on to focus on DTC strategy.

Additional Expenditures: A new optimized website was built and several new pieces of software were onboarded for sales and operational growth.

DTC Growth: While overall revenue growth was slower than anticipated due to a general market downturn, we managed to grow 15% while many DTC brands shrank by 20%+ year over year.

2023

Staffing: While we added 5 full time staff and continued to increase benefits, our staffing decreased as a percent of overall sales in 2023.

SG&A Increases: Natural increase in merchant/processing fees from online sales expansion. Increase in software costs from expanding our sales funnel/outreach function.

Travel: We expanded our sales footprint by attending multiple trade shows and events for brand relationships.

Marketing: Marketing spend increased with the additional growth of the DTC revenue of the business. Overall, there was only a minimal increase in spend as a % of revenue which proves our marketing efficiency and demand.

Shops: Revenue from shops was flat as we held off on pursuing this lower margin channel because of the limited production capacity.

2025 Key Assumptions

Organic Channel Growth

Ambassadors: Expanded investment in our Ambassador Program. Having shown early signs of success, we will invest in paid placements and accelerated product gifting.

Partnerships: Increased investment in Partnerships, with the aim to launch several partnerships per quarter, which will result in strong organic sales growth throughout the year.

Lift from Hospitality: Organic traffic lift as a result of Hospitality program growth. The more Felt+Fat products that are out in the world, the more free exposure to qualified customers.

IRL: Test several In-Real-Life activations to gain learnings for further investments in 2026. We are being conservative with IRL and don't expect large amounts of revenue, but are also keeping these costs low.

Ready to Ship: Increased production capacity enables us to build stock, allowing for quicker fulfillment. We believe this will drive a lift in overall conversion rate vs made to order.

Accelerated Paid Advertising

Meta Ad Spend: Accelerated spend on Meta Ads to drive increased sales growth throughout 2025. Meta has been our most successful growth channel historically.*

Meta Ads ROI: Meta Ads ROI will decline slightly as we grow spend more than 50%, which is common with high growth ad programs in the industry

TikTok Ads: Based on our success with Meta Ads in the past and the rise of TikTok Ad platform as a strong contender, we will test expanding paid social spend into TikTok ads.*

Creative Testing, UGC, CRO: Increased creative testing and conversion rate optimization through dedicated landing pages and investments in very authentic user generated content.

**Note: both Meta and TikTok ad spend are both variables costs that may be reduced or modified at any time based on performance.*

2025 Key Assumptions

2025 Other Revenue Growth

Wholesale: With lead times reduced and production capacity opened up, we will be able to target larger accounts and open up a wide range of retail channels.

Hospitality Industry: In general this channel continues to trend upwards after 2+ solid years of post-pandemic rebound.

Increased capacity: New production equipment begins to come online in Q1 2025, improving overall output, which supports increased demand.

White label: Pipeline grows as a result of leveraging our 2024 projects.

Other: Exploration of new distribution channels including wedding registry, satellite showrooms and drop-shipping opportunities.

COGS & OPEX Assumptions

COGS: Internal production efficiencies will increase Gross Margin % with the in-house formulation of clay at the new production facility.

Personnel: We are estimating an additional 10 FTE onboarded through 2025 with a similar number expected in 2026.

Occupancy: An increase in occupancy costs starting in Jan 2054 due to the new facilities. This includes base rent, utilities, and repairs/maintenance of the space and equipment.

Travel: Travel is anticipated to increase for Client acquisition and relationships along with participation in industry events and shows.

Marketing: Increased marketing outlays are expected to continue D2C growth as detailed in previous slides.

Future Key Assumptions

Continued investment in D2C

Spend growth tapers down in comparison to large 2024 growth as we continue to improve efficiency.

A mature and ramped business development program

Fully ramped up biz dev program, scaling revenue further by doubling-down on a proven playbook and bringing on additional sales people.

'In real life' is proven and scales

If 2024 IRL tests prove to be successful, revenue from that channel will become a more meaningful part of our total growth as we move towards a dedicated retail space.

Net new production equipment is fully operational

We anticipate a learning curve on new equipment coming online in 2025. It is our expectation that by Q3 2025 we have gained a working understanding of all the new equipment and continue to gain efficiencies throughout the year, starting to max our capacity by Q1 of 2026.